Rider - Guaranteed Minimum Death Benefit - Rising Floor

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Guaranteed Minimum Death Benefit as applied for on the application. The Company also agrees to provide all of the other benefits which are stated in this agreement.

This agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this
agreement.   This agreement enhances the death benefit section in the contract to which it is attached.

Death Before the Annuity Date - Prior to the Annuity Date and upon receipt of due proof of the Annuitant's death and the necessary forms to make payment to a beneficiary, the Company will pay to the beneficiary the Guaranteed Minimum Death Benefit in place of the Variable Account Death Benefit if it is greater.

The Guaranteed Minimum Death Benefit will be the sum of the purchase payments paid into the Variable Account less any reduction for a withdrawal from the Variable Account as described below accumulated with interest at an effective annual rate of 5%. The accumulation will be from the effective date of the purchase payment or the withdrawal to the date of payment of the Guaranteed Minimum Death Benefit or to age 80, if earlier. After age 80, the purchase payments and withdrawals will be reflected in the Guaranteed Minimum Death Benefit value but will not accumulate further interest.

When part of the Variable Account Value is withdrawn, the withdrawal will reduce the Guaranteed Minimum Death Benefit in the same proportion that the Variable Account Value was reduced on the date of withdrawal. For each withdrawal, the Guaranteed Minimum Death Benefit reduction is calculated by multiplying the Guaranteed Minimum Death Benefit on the date of withdrawal by a fraction, the numerator of which is the amount of the withdrawal including any applicable Contingent Deferred Sales Charge and the denominator of which is the Variable Account Value immediately prior to the withdrawal.

Transfers into the Variable Account will be treated as purchase payments allocated to the Variable Account for the Guaranteed Minimum Death Benefit calculation described above. Similarly, transfers out of the Variable Account will be treated as withdrawals from the Variable Account.

Charge - While this agreement is in force, an asset based charge will be assessed. The charge will be a percentage of the average variable account value. On an annual basis the percentage will not exceed the amount shown on Page 3 of the contract. The charge will be deducted on the dates specified on Page 3. It will also be deducted when the Variable Account Value is withdrawn or transferred in full if withdrawal or transfer is not on the date specified on Page 3. The charge will be deducted on the date of payment of the Death Benefit and on the date of annuitization. If the charge is deducted on a date other than that specified on Page 3, only a fraction of the charge will be deducted. The fraction will be equal to the portion of the year that the contract was inforce.

Average Variable Account Values - The average variable account value is equal to the variable account value at the beginning of the contract year plus the variable account value at the time the charge is assessed divided by two. At the time of the first deduction, the beginning of the contract year value will be equal to the initial purchase payment allocated to the variable account.

Termination of Agreement - This agreement will terminate upon :

(a)  the Termination Date for this agreement shown on Page 3 of the Contract;
(b)  surrender of this contract;
(c)  full withdrawal of the variable account;
(d)  annuitization; or
(e)  receipt by the Company of a written request by the Owner to discontinue it.


Effective Date - The effective date of this agreement is the same as the Date of Issue of this policy unless another effective date is shown below.


/s/ Robert E. Chappell

Chairman and
Chief Executive Offer

GDBRF-98
A004263R